

February 12, 2024

Bernard Rowe
Chief Executive Officer
Ioneer Ltd
Suite 5.03, Level 5
140 Arthur Street
North Sydney, NSW 2060
Australia

> **Re: Ioneer Ltd**
> **Form 20-F for the Fiscal Year Ended June 30, 2023**
> **Filed October 27, 2023**
> **File No. 001-41412**

Dear Bernard Rowe:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2023

Item 4. Information on the Company, page 26

1. We note that your mineral resources have changed from those reported in your 20-F filing for the fiscal year ended June 30, 2022. Item 1304(e) of Regulation S-K requires a comparison of a property's mineral resources and reserves as of the end of the last fiscal year with the mineral resources and reserves as of the end of the proceeding fiscal year, and an explanation of any material change between the two. Please revise subsequent 20-F filings to include the information required by Item 1304(e) of Regulation S-K.

2. Please revise subsequent 20-F filings to include the point of reference with respect to your mineral resources and mineral reserves as required by Item 1304(d)(1) of Regulation S-K, or tell us where this information is located in your filing.

3.   We note that you have reported each class of mineral resource (measured, indicated, and inferred). In subsequent filings please revise to also report total measured and indicated resources (measured plus indicated) as required by Item 1304(d)(1) of Regulation S-K. Inferred resources should not be totaled with measured and indicated resources consistent with Item 1304(d)(1).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Energy & Transportation

cc: Eric Scarazzo